Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Ophthotech Corporation for the registration of its debt securities, common stock, preferred stock, depositary shares, units, and warrants and to the incorporation by reference therein of our reports dated March 5, 2018, with respect to the financial statements of Ophthotech Corporation, and the effectiveness of internal control over financial reporting of Ophthotech Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

August 1, 2018